SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 March 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Notice of AGM dated 29 March 2023

Exhibit No: 99.1

29 March 2023

InterContinental Hotels Group PLC (the 'Company')
Annual General Meeting

The Company announces that the following documents have today been made available to shareholders:

1.   Notice of 2023 Annual General Meeting
2.   Form of Proxy for 2023 Annual General Meeting
3.   Chair's Letter
4.   Directors' Remuneration Policy
5.   Deferred Award Plan Rules

In compliance with Listing Rule 9.6.1, a copy of the Notice of Meeting, Form of Proxy, Directors' Remuneration Policy and Deferred Award Plan Rules have been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Notice of Annual General Meeting referred to above is publicly available on the Company's website. A summary of information relating to the Annual General Meeting is set out below.

AGM Arrangements
●	The meeting will be held at 11.00 am on Friday 5 May 2023 at Crowne Plaza Gerrards Cross, Oxford Road, Beaconsfield, Buckinghamshire HP9 2XE.
●
We have arranged for a live webcast facility to be put in place which will enable shareholders to view the AGM electronically. Details on how shareholders can access the webcast are included in the Notice of Meeting.

●
The live webcast will not include a voting facility, so shareholders who wish to view the webcast are strongly encouraged to vote in advance by appointing the Chair of the meeting as their proxy and to complete, sign and return their Form of Proxy to our Registrar, Equiniti, or register their vote in advance electronically.

●
There will be no live facility for shareholders viewing the webcast to ask questions during the AGM. Shareholders who are not able to attend the meeting in person and who have questions relating to the business of the AGM are able to submit them in advance to the Company by email to companysecretariat@ihg.com, including their Shareholder Reference Number (shown on their Form of Proxy). It is requested that questions be submitted by 5pm on Tuesday 2 May 2023.

●	Shareholders will be notified of any changes to these arrangements by stock exchange announcement as required, and updates will also be included on the Company's website www.ihgplc.com

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	29 March 2023